AMERICAN BUSINESS CHANGE AGENTS, INC.

13070 Addison Road, PO Box 1041

Roswell, GA 30075

September 11, 2009

Linda van Doorn, Senior Assistant Chief Accountant

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

American Business Change Agents, Inc.

Comment Letter dated September 1, 2009

SEC File number 333-157783

Dear Ms. van Doorn:

In response to the above referenced comment letter, we filed a Form 8-K/A on September 10, 2009 to amend Item 4.01 of our Form 8-K filed on September 1, 2009 to include disclosure that the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore & Associates Chartered (“Moore”) on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation. We also advised that Moore would not provide an amended Exhibit 16 letter upon advice of its counsel.

With regard to any re-audit requirements, our new auditors, Seale and Beers, CPAs, have agreed to perform the necessary re-audit for the year ended January 31, 2009 as part of its audit and review of our financial statements, disclosure of which will be included in the next amendment to our S-1 registration statement.

Thank you for your consideration in this matter.  If you have any additional questions or concerns, please contact company counsel, Gary B. Wolff, at 212-644-6446.

Sincerely,

/s/ Edward Sundberg

Edward Sundberg, President